

June 8, 2012

Via E-Mail
Jonathan Oringer, Chief Executive Officer
Shutterstock, Inc.
60 Broad Street, 30th Floor
New York, NY 10004

     Re: **Shutterstock, Inc.**
              Registration Statement on Form S-1
              Filed May 14, 2012
              File No. 333-181376

Dear Mr. Oringer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Prospectus Summary, page 1

2.   Please revise to provide the basis of your assertions that you are an "industry-leading" global marketplace, have "one of the largest libraries of its kind," and have "one of the highest volumes of site traffic and commercial image downloads," as described on pages

1, 3, and 5, respectively. Your current disclosure does not provide the appropriate context for these claims, nor do you clarify if the claims are based on your belief and you have a reasonable basis for that belief. Please provide us supporting documentation for your claims. You may submit supplemental materials to the staff pursuant to Rule 418(b) of Regulation C.

The Offering, page 7

3.   Please revise to clarify the options outstanding as of December 31, 2011 referred to on page 7 are Value Appreciation Rights that will be converted to options upon the close of your reorganization to a Delaware corporation.

4.   Please disclose in this section the final cash distribution payments to members of the LLC as part of the reorganization.

Risk Factors

We face intense competition from a range of competitors …, page 14

5.   We note that you generally do not have any exclusivity over digital imagery provided by your contributors. Please revise this risk factor or add a risk factor that discusses the competition to acquire available content, or the risk that your contributors may freely offer their images that they provide to you to other digital image content providers. For example, please discuss the risk that your competitors may offer higher royalty rates or have a less stringent vetting process that may affect your ability to attract new content.

6.   Please address whether there are low barriers of entry for competitors to enter the digital imagery business.

Continuing expansion into international markets is important for our growth …, page 17

7.   You state that as a U.S. company, you face restrictions imposed by OFAC on your ability "to do business in certain specified foreign countries or with certain specified organizations and individuals." OFAC administers certain U.S. economic sanctions and/or export control regulations concerning Cuba, Iran, Sudan, and Syria, the countries currently designated by the State Department as state sponsors of terrorism. Please describe to us, to the best of your knowledge, understanding, and belief, the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any goods, services, or fees that you have provided into, or received from, the referenced countries, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they own or control.

<u>We currently have a material weakness in our internal control over financial reporting relating to compliance with certain tax regulations…, page 30</u>

8.   Please revise here and other appropriate places in your prospectus to clarify the nature of your tax compliance issues. For example, it is unclear whether your tax compliance issues involve a significant underpayment of tax liabilities or involve state sales tax, federal corporate level tax, LLC tax issues that may no longer be relevant in future periods, or international tax issues.

<u>Industry and Market Data, page 34</u>

9.   Please provide us supplemental copies of the reports or other source documentation that you cite on page 34 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

10.   We note your statement "we have not independently verified any third-party information and cannot assure you of its accuracy or completeness." Please revise to either omit this disclaimer or clarify to investors that you have a reasonable basis to believe the information presented is accurate.

11.   Please advise us whether any of the cited studies or market data information presented in your prospectus were commissioned by you or on your behalf.

12.   We note that your prospectus summary, management's discussion and analysis, and business sections cite a BCC Research report published in October 2008 estimating the pre-shot commercial imagery and online marketplace segment will grow to $5.1 billion and $2 billion, respectively, by 2013. In light of the fact that it is now 2012, please advise us whether the industry and market data in the BCC Research report is the most current information available and whether actual market experience to date is consistent with the 2008 projections of future growth.

<u>Use of Proceeds, page 35</u>

13.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to implement your growth strategies described on page 5. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 5 and 60 you describe various growth strategies, but do not indicate if

they will be funded via offering proceeds.

14. Please discuss the reasons for this offering if you do not disclose specific uses of offering proceeds beyond general disclosures of working capital and other unspecified corporate purposes.

Reorganization, page 36

15. Please advise us whether the reorganization will occur prior to effectiveness.

16. Please advise us the estimated distributions, or a reasonable range, that will be paid to LLC members prior to the reorganization, including the final payment. We may have further comment.

Unaudited Pro Forma Consolidated Financial Statements, page F-41

17. Please tell us why you consider the pro forma adjustments described in notes (b), (c) and (i) on page 44 to be factually supportable. See Rule 11-02(b)(6) of Regulation S-X. That is, tell us what agreements are in place that require these events to occur upon effectiveness of your reorganization. As part of your response, please explain why these transactions do not appear to be described in the reorganization paragraph on page 36. Further, it does not appear that Note 11 to your consolidated financial statements discloses that vesting of these shares that will occur upon the reorganization. Please revise your disclosures accordingly.

18. Please clarify whether the compensation expense described in notes (g) and (h) on page 44 includes compensation expense that will be recognized upon effectiveness of your reorganization, and the future compensation expense that will be recognized over the remaining service period. Please tell us your basis for including these adjustments in your pro forma income statement, and how they comply with the requirements of Article 11 of Regulation S-X. Please revise your disclosures accordingly.

19. Please clarify whether the shares included in pro forma EPS described in (ii) and (iii) on page 45 include shares that will be issued upon effectiveness of your reorganization, and shares associated with the future compensation expense that will be recognized over the remaining service period. To the extent the share adjustments are not consistent with the compensation expense adjustments recognized in your pro forma income statement, as discussed in comment 2 above, please explain these differences. Please revise your disclosures accordingly and provide the computations supporting the pro forma EPS.

Management's Discussion and Analysis, page 43

Overview, page 43

20.   Please revise to clarify what is meant by the percentages for retaining prior year revenues
        from the same set of customers for 2009-2011. It is not clear how retaining revenues
        from prior year amounts can exceed 100%. You note in your disclosure that you retained
        102% of 2011 revenues.

21.   We note your disclosures that you have invested aggressively in sales and marketing on
        page 51. On page 52, you indicate that On Demand is your fastest growing purchase
        option, increasing your average revenue per download. Please revise to clarify whether
        your increased marketing efforts are focused on your On Demand purchase option to
        acquire new customers and whether you will eventually seek to convert those users to
        subscribers. While the On Demand purchase option may have higher revenues per
        download, it is unclear whether the customer acquisition costs and marketing costs
        provide lower operating margins compared to your subscription model. Please revise to
        provide qualitative and quantitative discussions of how your different pricing models
        affect your margins.

Results of Operations

Comparison of the Years Ended December 31, 2010 and December 31, 2011

Revenue, page 55

22.   Tell us what consideration you gave to disclosing the total increase in your revenue
        attributable to On Demand offerings and Subscription offerings and the impact of any
        trends among with these offerings on future results of operations. See Item 303(a)(3)(ii)
        of Regulation S-K.

23.   In view of the material increases in revenues over the three year periods provide
        discussion of the how these increase for each of On Demand and Subscription offerings
        are due to price and volume changes. See Item 303(a)(3)(iii) of Regulation S-K.

Costs and Expenses, page 55

24.   Please revise to provide more quantitative details of your increase in advertising
        expenditures of $12 million in 2011 from 2010. We note the 89% growth in advertising
        expenses appears to be a significant reason why your net income growth significantly
        lagged your revenue growth in 2011, along with increased expenditures related to your
        larger headcount. Please also provide specific quantitative headcount figures when
        discussing the increased headcounts in this section.

Liquidity and Capital Resources, page 60

25.   Please revise to provide the most recent cash balance as practicable prior to the filing of your next amendment and your anticipated cash balance after your final distribution to your LLC members as part of your reorganization to a Delaware corporation. Please confirm that your disclosure that you have sufficient cash and cash equivalents to meet your anticipated needs for the next 12 months refers to your most recent cash balance net of the final LLC distribution and before offering proceeds. If you will need offering proceeds, for example, for your $5 million in anticipated capital expenditures in 2012 described on page 60, please revise this section to indicate so and your use of proceeds section accordingly.

Critical Accounting Policies and Estimates

Equity-Based Compensation

Common Stock Valuations, page 65

26.   We note your disclosures on page 66 that your board of directors approved grants with exercise prices that took into account the fair value of your common stock as determined by recent third party valuations, as well as other factors such as growth in customer base and revenue. Tell us why you did not also consider these other factors in determining the fair value of your common stock as of each grant date. That is, tell us why the fair value of your common stock is not considered to be equal to the exercise price on each grant date. We note your disclosure that you intended grant exercise prices to be not less than fair value.

27.   Please tell us whether you considered the probabilities as of each valuation date of the company: 1) completing an initial public offering, 2) completing a sale or merger, 3) completing a dissolution or liquidation, and 4) continuing to operate as a private entity. If you did consider these probabilities, please disclose the weighting you assigned to each scenario as of each valuation date. If you did not consider these probabilities, please tell us why. Please revise your disclosures accordingly.

28.   Please disclose the discount rates used, and any discounts for non-marketability used as of each valuation date as well as any other material quantitative assumptions used in your valuations.

Business, page 72

29.   On page 74, you disclose that small business advertising on online digital media will increase from $5.4 billion in 2010 to $16.6 billion in 2015. Please revise to clarify that only a small percentage of these projected advertising dollars will represent amounts spent on your products, digital imagery.

30.   Please revise to discuss more specifically your sales and marketing activities for media agencies and large enterprises, which you briefly describe on page 80. In particular, describe your current direct sales force for these types of customers and your plans to expand your direct sales force. We note your disclosure on page 85 focuses more on inbound sales and customer service representatives and general marketing initiatives.

31.   Please revise to clarify whether your contributors may revoke your licenses and remove their digital images from your network.

32.   We note your disclosure on pages 15 and 85 that you maintain insurance to cover the $10,000 in indemnification benefits you provide to each of your customers for intellectual property disputes involving digital images sold on your network. Please revise to provide more details of your insurance arrangements, including policy limits and a description of the number and extent of your customer claims for indemnification.

Director Compensation, page 94

33.   Please revise to clarify whether your have awarded any Value Appreciation Rights to your directors subsequent to December 31, 2011.

Executive Compensation, page 95

34.   Please clarify whether you have any compensation agreements with your named executive officers, as you briefly describe non-competition, non-solicitation and propriety information, and invention assignment agreements without any mention of compensation arrangements on page 97. Further, you briefly reference employment agreements on pages F-23 and II-2. Please file these agreements in their entirety as exhibits, pursuant to Item 601(b)(10) of Regulation S-K. Also, please revise to provide the disclosure required by Item 402(o)(1) of Regulation S-K to describe all of their material terms.

35.   Please revise to clarify the basis for your belief that the Value Appreciation Rights granted to Messrs. Chou and Bixby are valued at $0 due to their change of control restrictions. Please confirm that you have valued these equity awards in accordance with FASB ASC Topic 718, pursuant to Item 402(n)(2)(vi) of Regulation S-K.

36.   Please revise to describe the material terms of your non-equity incentive plan awards for the fiscal year ended December 31, 2011, as required by Item 402(o)(5) of Regulation S-K.

37.   In note (1) of your Outstanding Equity Awards at Fiscal Year-End table on page 96, you disclose that the Value Appreciation Rights are "generally only exercisable upon the occurrence of a change in control." Please revise to define "change in control" and describe what other circumstances that would allow the Value Appreciation Rights to be

exercisable. Please also clarify whether the 2012 Omnibus Equity Incentive Plan will alter these restrictions.

38.   In note (2) of your Outstanding Equity Awards at Fiscal Year-End table, you describe Mr. Semmelbauer receiving a 4% profit interest in the Company on August 17, 2010 upon any liquidation of the Company in excess of $300 million. Please revise to clarify how this profit interest survives your reorganization from a New York limited liability company to a Delaware corporation prior to the close of your offering.

39.   Please revise to describe the material terms of your Value Appreciation Rights Plan. Also, please revise to disclose the Value Appreciation Rights granted to your named executive officers after December 31, 2011, as you briefly describe granting a total of 208,250 Value Appreciation Rights through May 24, 2012.

Certain Relationships and Related Party Transactions, page 99

40.   Please revise this section and your executive compensation section, as appropriate, to describe the material terms and conditions of your Profit Interest Agreements described in Note (10) on page F-25.

41.   Please revise to describe the standards your audit committee will apply in reviewing and approving any related party transactions, pursuant to Item 404(b)(1)(ii) of Regulation S-K.

42.   Please revise to provide more details of the role of Pixel Holdings, Inc. and why it collected your customer payments on your behalf prior to April 2012. Your revised disclosure should provide a description of the business of Pixel Holdings, Inc.

Description of Capital Stock

Registration Rights, page 103

43.   Please revise to identify the members of the LLC that are parties to the registration rights agreements.

Where You Can Find More Information, page 118

44.   We note that you qualify the disclosures in your prospectus "in all respects by the filed exhibit" on page 118. Please remove this disclaimer and clarify whether your descriptions of any contracts or documents filed as exhibits are materially complete within your prospectus.

Consolidated Financial Statements for the Years Ended December 31, 2009, 2010, and 2011, page F-1

45.   Please tell us what consideration you gave to disclosing the components of other comprehensive income and comprehensive income in your financial statements as required by ASC 220.

Consolidated Balance Sheets, page F-3

46.   State separately here or in a note any items in "Accrued expenses" that exceed 5% of total current liabilities. See Rule 5-02.20 of Regulation S-X.

Notes To Consolidated Financial Statements

(1) Summary of Operations and Significant Accounting Policies

Revenue Recognition, page F-10

47.   Please clarify your revenue recognition policies to indicate whether your revenues with parties other than resellers are recognized on a gross basis or a net basis and your basis for this determination. Please provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45. As part of your response, please address the following:

        •   Whether you have inventory risk for contributor digital content;
        •   Whether your customers can seek remedies from the digital content contributors; and
        •   The activities you perform in providing the service and whether you make any changes to the content as part of the process.

48.   Please clarify your disclosures to indicate how you recognize revenue from your transactions with third part resellers. That is, whether revenue is recognized upon sale to the reseller, or upon sale to the end users. Please also clarify whether you provide refunds to resellers and how this is factored into your revenue recognition policy.

49.   We note your disclosure on page 52 that you provide a number of other purchase options including customer accounts and video footage. Please tell us whether you consider these arrangements to be multiple element arrangements, and if so, how you determine separate units of accounting, and how you measure and allocate arrangement consideration among separate units of accounting.

(2) Unaudited Pro Forma Information, page F-17

50. Please clarify your disclosures to indicate which pro forma adjustments are included in your pro forma income before income taxes, and which adjustments are included in your pro forma balance sheet. Please also disclose the dollar amount of each adjustment.

51. Please tell us why the pro forma adjustments relating to grants made under your VAR plan, as disclosed in footnotes (d) and (h) on page 44, are not also included in your unaudited pro forma financial information. To the extent there are other differences between the pro-forma information disclosed on page 44 and the pro forma information disclosed here, with the exception of pro forma adjustments for the offering, please provide an explanation for these differences.

52. Please clarify whether your adjustment for payment of distributions includes all distributions paid subsequent to December 31, 2011 and distributions that will be paid out of proceeds of the offering. Please clarify your disclosures accordingly.

53. In view of the number and complexity of pro forma adjustments consider providing a pro forma balance sheet showing in columnar form the historical balance sheet, pro forma adjustments and resulting pro forma balance sheet. See Rule 11-02(b)(1) and (4) of Regulation S-X.

(7) Commitments and Contingencies

54. We note your disclosure that you offer certain customers greater levels of indemnification, including unlimited indemnification. Please tell us more about these indemnifications, including whether you receive separate fees for these indemnifications, and how you account for these fees. Tell us the authoritative literature you have relied on in accounting for these indemnifications. Further, please clarify your disclosures to explain why you have not recorded any liabilities related to your indemnifications.

(9) Value Appreciation Rights Plan, page F-24

55. We note your disclosure that your VAR grants are subject to a time-based vesting requirement and a condition that a change of control occurs for a payment to trigger with respect to the VAR grants. Please clarify whether you may be required to pay cash to settle these awards, and whether you are accounting for these awards as liabilities or equity awards. Please tell us the factors you considered in making this determination and please clarify your disclosures accordingly.

56. We note your disclosure that in connection with your reorganization to a corporation, the VAR grants will be exchanged for options to purchase shares of common stock of Shutterstock, Inc., which will be granted pursuant to the Company's 2012 Omnibus Equity Incentive Plan. We further note that based on your disclosure on page 97, the terms of this plan do not appear to be finalized. Please tell us if you consider the

exchange of awards to be a modification, and whether any incremental compensation expense will be recognized. As part of your response, please clarify whether any adjustments made to the awards in connection with the reorganization were required as part of the awards existing terms. Please tell us the authoritative literature you have relied on in accounting for these awards. Further, please disclose the terms of the new awards once the terms have been finalized.

57. Please disclose the unrecognized compensation expense that will be recognized upon effectiveness of an initial public offering, and the remaining unrecognized compensation expense that will be recognized over the remaining vesting period of the awards, and tell us how you determined these amounts. Please also disclose the remaining vesting period of these awards.

(11) Common Member Ownership Subject to Put Feature, page F-25

58. Please clarify the following with respect to these awards and revise your disclosures accordingly:

- Whether the awards will be exchanged for new awards in connection with the reorganization, the terms of the new awards, and how you have accounted for any modifications;
- Whether there are any change of control conditions that affect vesting;
- The meaning of "triggering event" that you disclose on page F-26;
- The unrecognized compensation expense that will be recognized upon effectiveness of an initial public offering, the unrecognized compensation expense that will be recognized over the remaining vesting period of the awards and how you determined these amounts; and
- The remaining vesting periods of these awards.

59. Please disclose the method used to determine fair value of these awards and the significant assumptions used for each year presented.

Preferred Members' Equity, page F-26

60. We note your disclosure that on June 6, 2007, you sold 25% of the common members' equity to outside investors for an aggregate purchase price of $60 million, and that on February 28, 2008, the outside investors paid a purchase price adjustment in the amount of $1.8 million. We further note that the carrying value of the preferred members' equity as of December 31, 2011 is $33.7 million. Please clarify to what the difference is attributable.

(14) Subsequent Events, page F-27

61.   Please disclose the unrecognized compensation expense associated with the 208,250 notional VAR units issued to new board members and employees through May 14, 2012.

Item 15 Recent Sales of Unregistered Securities, page II-2

62.   Please revise this section to more specifically describe the classes of investors that received Value Appreciation Rights since January 1, 2009 and discuss their sophistication and access to current information regarding the company. We note that the 235 employees and directors investors disclosed on page II-2 exceeds the number of employees and directors you disclose on pages 88 and 89. Please revise to clarify how many of these investors represent members of management, principal stockholders, current non-executive employees, former employees, and contractors or consultants.

Exhibits, page II-3

63.   Please file your indemnification agreements with the Fund Indemnitors that are briefly described on page II-2.

64.   Please file your lock-up agreements or advise us where they are located.

65.   We note a substantial number of exhibits have yet to be filed, please be aware we need sufficient time to review these exhibits prior to effectiveness.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        David Ruff, Esq.
        Orrick, Herrington & Sutcliffe LLP